UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 3, 2020 (February 26, 2020)

YouNow, Inc.

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	45-1775277 (I.R.S. Employer Identification No.)

161 Bowery, 6th Floor

New York, NY 10002

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (302) 658-7581

Title of each class of securities issued pursuant to Regulation A:

Props Tokens

Item 7.	Departure of Certain Officers

On February 26, 2020, YouNow, Inc. (the “Company”) accepted the resignation, effective February 29, 2020, of Ryan Maxwell, the Company’s Controller, who served as the Company’s principal accounting officer and principal financial officer. His resignation was not the result of any disagreements concerning any matter relating to the Company’s business, finances or reporting.

The Company expects to hire a new employee for the position of principal accounting officer and principal financial officer, in due course. In the meantime, the Company will engage outside accounting service providers as necessary and Mr. Adi Sideman, President and Chief Executive Officer, will serve as the Company’s principal accounting officer and principal financial officer.

SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUNOW, INC.

Date: March 3, 2020	By:	/s/ Adi Sideman
Adi Sideman
President and Chief Executive Officer

2